May 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	Hyperscale Data, Inc.
Registration Statement on Form S-1
Filed April 25, 2025
File No. 333-286740

Dear Mr. Ecker and Mr. Kruczek:

On behalf of Hyperscale Data, Inc. (the “Company”), this letter responds to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced registration statement on Form S-1 filed on April 25, 2025 filed by the Company (the “Registration Statement”). The Company respectfully submits the following responses with respect to each comment contained in the Staff’s May 5, 2025 letter. For your convenience, each of the Staff’s comments is set forth in italic type immediately before the corresponding response by the Company.

Registration Statement on Form S-1 filed April 25, 2025

General

1.	Given the nature of your offering, including the size of the transactions relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

In an effort to assist registrants in determining whether an offering by selling stockholders should be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;

May 8, 2025

•	the circumstances under which the selling stockholders have received the shares;
•	the relationship of the selling stockholders to the issuer;
•	the number of shares being sold;
•	whether the selling stockholders are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to an aggregate of 138,802,479 shares (the “Shares”) of the Company’s Class A Common Stock, par value $0.001 per share (“Common Stock”), upon the conversion of the Company’s 15% Convertible Note in the principal face amount of $4,909,411 (the “Convertible Note”) and conversion of the Company’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), in the Registration Statement is not, and should not be considered, a primary offering of the Shares to the public. We respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act.

Background

On March 21, 2025, through a bona fide private placement, the Company entered into an Exchange Agreement with SJC Lending, LLC, a Delaware limited liability company (the “Selling Stockholder”), pursuant to which the Company issued to the Selling Stockholder the Convertible Note in exchange for the cancellation of one term note and three promissory notes (the “Convertible Note Financing”). The Convertible Note is convertible into shares of Common Stock at any time and the Convertible Note will mature on December 31, 2025. The Convertible Note is convertible into shares of Common Stock at a conversion price equal to the greater of (i) $0.40 per share (the “Floor Price”), which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions, and (ii) the lesser of a 25% discount to the Company’s lowest VWAP (as defined in the Convertible Note) on any trading day during the five (5) trading days immediately prior to (A) March 21, 2025 or (B) the date of conversion into shares of Common Stock, but not greater than $10.00 per share (the “Maximum Price”), which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions.

In addition, on March 31, 2025, through a bona fide private placement, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Selling Stockholder pursuant to which the Selling Stockholder has committed to purchase from the Company, at the Company’s direction, from time to time, up to an aggregate of $50 million of shares of Series B Preferred Stock (the “Committed Equity Financing” and, together with the Convertible Note Financing, the “Financings”). The transaction set forth in the Purchase Agreement is akin to an equity line transaction, which has become an accepted construct in practice, because the Selling Stockholder has committed to make an investment of $50 million at the Company’s direction, from time to time, over a certain period of time. The Series B Preferred Stock is convertible into shares of Common Stock at a conversion price equal to the greater of (i) the Floor Price, which Floor Price shall not be adjusted for stock dividends, stock splits, stock combinations and other similar transactions and (ii) 75% of the Company’s lowest VWAP (as defined in the Company’s Certificate of Designations of Rights and Preferences of Series B Convertible Preferred Stock) on any trading day during the five (5) trading days immediately prior to the date of conversion into shares of Common Stock, but not greater than the Maximum Price, which Maximum Price shall be adjusted for stock dividends, stock splits, stock combinations and other similar transactions.

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The Convertible Note Financing and the Committed Equity Financing were both exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The Selling Stockholder represented to the Company that it was an accredited investor within the meaning of Rule 501(a) of Regulation D and that it was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Convertible Note and the Series B Preferred Stock were offered without any general solicitation by the Company or its representatives.

Analysis of C&DI 612.09 Factors

Factor 1: How long the Selling Stockholder has held the Shares

The Selling Stockholder has held the Convertible Note for one and a half months as of the date of this letter and, as described above, the Convertible Note is convertible into shares of Common Stock at any time. In fact, as mentioned above, the Selling Stockholder exchanged one term note that was issued in January 2025 (for more than 50% of the face amount of the Convertible Note) and three promissory notes that were issued in March 2025 for the Convertible Note, so arguably the Selling Stockholder has held such security, and been at market risk, for a longer period of time.

In addition, the Selling Stockholder entered into the Purchase Agreement over one month ago, however, the Selling Stockholder does not hold any shares of Series B Preferred Stock as of the date of this letter because pursuant to the Purchase Agreement no shares of Series B Preferred Stock may be purchased by the Selling Stockholder until certain conditions are satisfied, including, without limitation, (i) the effectiveness of a registration statement covering all shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and (ii) that the Selling Stockholder converted all of the shares of Common Stock underlying the Convertible Note. In fact, as mentioned above, the transaction set forth in the Purchase Agreement is akin to an equity line transaction, which has become an accepted construct in practice, because the Company has the right to direct the Selling Stockholder to purchase shares of Series B Preferred Stock in up to 49 tranches on a monthly basis over a 48-month period.

Of the 138,802,479 Shares being registered pursuant to the Registration Statement, 125,000,000 Shares may be issued to the Selling Stockholder upon conversion of the shares of Series B Preferred Stock to be sold to the Selling Stockholder under the Purchase Agreement over a period of approximately 48 months. In this regard, we believe it is important to note that Interpretation 139.13 of the Securities Act Compliance and Disclosure Interpretations (“C&DI 139.13”) provides that the Company may register the resale of the securities prior to exercising its put on the securities where the Company has “completed” the private transaction of all of the securities it is registering through an equity line transaction and the investor is at market risk at the time of filing of the resale registration statement. As in all equity line transactions, the Selling Stockholder accepted the market risk of its investment from the date of entering into the Purchase Agreement, including market risk related to the ownership of the shares of Series B Preferred Stock that the Company may choose, in its sole discretion, to put to the Selling Stockholder pursuant to the terms of the Purchase Agreement.

Moreover, the Company believes it is important to note that Compliance and Disclosure Interpretations 139.11 (“C&DI 139.11”) provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering.” The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time securities must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11, which also allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

May 8, 2025

Factor 2: The circumstances under which the Selling Stockholder has received the Shares

The Selling Stockholder will obtain the Shares offered in the Registration Statement through privately negotiated transactions completed at arm’s-length prior to the filing of the Registration Statement. Although the Selling Stockholder is required by the Staff to include disclosure that it is an “underwriter” with regard to its resales under the Registration Statement, we respectfully note that the transaction has characteristics more closely associated with a traditional investment transaction, in this case a continuous offering similar to an equity line, rather than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. Pursuant to the Purchase Agreement, the Selling Stockholder will purchase all shares of Series B Preferred Stock put to it by the Company. The Selling Stockholder is purchasing the shares of Series B Preferred Stock for its own account and not with a view towards distribution. The shares of Series B Preferred Stock do not have a redemption feature, which further increases the market risk that the Selling Stockholder bears as it relates to the Shares underlying the shares of Series B Preferred Stock.

Additionally, the Selling Stockholder is prohibited from engaging in or effecting, directly or indirectly, any (i) “short sale” of the Common Stock or (ii) hedging of the Common Stock. As such, unlike a traditional underwriter, the Selling Stockholder is taking an investment risk with regard to the securities it acquired under the Convertible Note Financing and will acquire under the Purchase Agreement and there is no certainty that it will receive a premium on the resale of any Shares underlying the Convertible Note or the Shares underlying the shares of Series B Preferred Stock it acquires pursuant to the Purchase Agreement. Indeed, the Selling Stockholder is at risk that it may incur a loss on the resale of such Shares.

The Selling Stockholder also made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities. Also, the Company entered into a registration rights agreement with the Selling Stockholder on March 31, 2025 (the “Registration Rights Agreement”), which provides that the Company must have an effective registration statement within 90 days following the filing of such registration statement.

Factor 3: The Selling Stockholder’s relationship with the Company

The Company does not have an underwriting relationship with the Selling Stockholder. As discussed above, the Selling Stockholder represented to the Company that it was acquiring the Convertible Note, the shares of Series B Preferred Stock and the Shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

The control person of the Selling Stockholder is a previous investor in the Company and other entities related to the Company. The Selling Stockholder is not a director, executive officer or holder of 10% or more of the Common Stock and, therefore, the Selling Stockholder does not have any relationship with the Company other than as a passive investor in the Company. Neither the Selling Stockholder nor its respective affiliates have held any position or office or has had any material relationship with the Company within the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by the Selling Stockholder under the Registration Statement is a secondary offering and not a primary offering.

May 8, 2025

The Selling Stockholder does not have any special contractual rights as a stockholder of the Company with respect to registration other than under the Registration Rights Agreement. The Registration Statement was filed by the Company as a result of the Registration Rights Agreement in connection with the Financings. The registration rights granted to the Selling Stockholder under the Registration Rights Agreement are customary registration rights and are not indicative of any present intention of the Selling Stockholder to sell or distribute the Shares, much less sell or distribute the Shares on behalf of the Company. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company, except for the proceeds from the sale of the shares of Series B Preferred Stock pursuant to the Purchase Agreement. Absent the Selling Stockholder’s contractual registration rights, the Company would not be filing the Registration Statement, and the Company will not receive any proceeds from any subsequent sale of the Shares (except for the proceeds from the sale of the shares of Series B Preferred Stock pursuant to the Purchase Agreement). The Selling Stockholder negotiated the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons and, in any case, the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering.

Factor 4: The number of Shares being registered

The Company acknowledges the large number of shares of Common Stock involved; however, the Company does not believe that the number of shares of Common Stock being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

In addition, it should be noted that the 138,802,479 Shares being registered assumes that the Convertible Note and the shares of Series B Preferred Stock are converted at the Floor Price. As of May 7, 2025, the VWAP of the Company’s Common Stock was $7.3048, which is 223.9% higher than the VWAP of the lowest of the five trading days immediately prior to the filing of the Registration Statement. If the Convertible Note and the shares of Series B Preferred Stock were converted at 75% of $7.3048 under the assumption that the Convertible Note was converted on the maturity date and that 50,000 shares of Series B Preferred Stock were converted, the number of shares of Common Stock issuable upon conversion would be approximately 10,134,156 shares of Common Stock.

May 8, 2025

The Company believes it is important to note that of the 125,000,000 Shares being registered, such Shares underlying the shares of Series B Preferred Stock are to be sold under the Purchase Agreement over a 48-month period. The initial tranche of shares of Series B Preferred Stock to be sold under the Purchase Agreement is anticipated to be 2,000 shares of Series B Preferred Stock and each subsequent tranche of sales over the 48-month period would consist of 1,000 shares of Series B Preferred Stock. Each subsequent tranche would occur monthly over the 48-month period. Thus, such sales of shares of Series B Preferred Stock would be done over a substantial period of time and will not result in 125,000,000 Shares being issued and outstanding shortly following the date of this letter. As mentioned above, the 125,000,000 Shares also assumes that the shares of Series B Preferred Stock will be converted at the Floor Price.

Finally, the act of registration does not by itself represent an intent to distribute. Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that the Selling Stockholder has no agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the Selling Stockholder has conducted any road shows or taken any other actions to condition or “prime” the market for the Shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the Offering as secondary in nature.

Factor 5: Whether the Selling Stockholder is in the business of underwriting securities

The Company is advised that the Selling Stockholder is engaged in the real estate development industry and not in the business of underwriting securities and is not a registered broker-dealer. According to representations of the Selling Stockholder relied upon by the Company in the course of the Financings, the Selling Stockholder acquired the Convertible Note and will acquire the shares of Series B Preferred Stock (including the underlying Shares) for investment purposes and not with a view of distribution. The Company has no basis to believe that these representations are not true.

Factor 6: Whether under all circumstances it appears that the Selling Stockholder is acting as a conduit for the Company

The Selling Stockholder is acting on its own behalf and not on behalf of the Company. The Selling Stockholder has for several months borne, and continues to bear, the full economic and market risk of its investment in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the Selling Stockholder is not acting as a conduit in a distribution to the public. Rather, it is acting for its own account as an investor in an arm’s-length transaction with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•	the Selling Stockholder has held the Convertible Note pursuant to which a portion of the Shares are issuable for at least one and a half months and entered into the Purchase Agreement over one month ago. Such Convertible Note and the Series B Preferred Stock as well as the Shares to be registered pursuant to the Registration Statement will be issued in connection with the bona fide decision of the Selling Stockholder to engage in a long-term investment in the Company;

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•	the Selling Stockholder has borne the risk of investment by holding the Convertible Note for at least one and a half months and by entering into the Purchase Agreement over one month ago in the negotiated Financings involving representations by the Selling Stockholder as to its investment intent;
•	the Selling Stockholder did not and will not receive any placement fees or commissions from the Company in connection with its acquisition of the Convertible Note and the shares of Series B Preferred Stock;
•	the Company filed the Registration Statement to comply with the provisions set forth in the Registration Rights Agreement and will receive no financial benefits from any future sale of the Shares (although it will receive proceeds from the sale of the shares of Series B Preferred Stock under the Purchase Agreement);
•	the Selling Stockholder is engaged in the real estate development industry and not in the business of underwriting securities and is not a registered broker-dealer;
•	the number of shares of Common Stock involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12 and C&DI 216.14; and
•	the number of shares of Common Stock involved assumes that the Convertible Note and the shares of Series B Preferred Stock will be converted at the Floor Price, however, even though future market prices are unpredictable, as of the date of this letter, if the full amount of the Convertible Note and 50,000 shares of Series B Preferred Stock were converted, the number of shares issuable to the Selling Stockholder would be significantly less.

Based on the foregoing considerations, the Company believes that the Offering is a secondary offering and not a primary offering.

The Company respectfully submits that the Selling Stockholder is not acting as a conduit for the sale of shares of Common Stock to the public, that the registration of the Shares for resale by the Selling Stockholder pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

2.	Revise your filing to specifically incorporate by reference your proxy or information statements filed since the end of your fiscal year. Refer to Item 12(a)(2) of Form S-1.

Response: As requested by the Staff, the Company will revise the Registration Statement to specifically incorporate by reference its proxy or information statements filed since the end of its last fiscal year.

May 8, 2025

3.	Revise your disclosure wherever applicable to state that the Selling Stockholder is an underwriter. In this regard, we note your disclosure on page 46 that the Selling Stockholder "may be deemed to be an “underwriter.”"

Response: As requested by the Staff, the Company will revise the Registration Statement to revise the disclosure from “may be deemed an ‘underwriter’” to “is an ‘underwriter.’”

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (212) 451-2252 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely, /s/ Kenneth A. Schlesinger Kenneth A. Schlesinger

Cc:	Henry Nisser, President, General Counsel and Director
Spencer G. Feldman, Esq.